

July 16, 2010

Gianfranco Gracchi
Chief Executive Officer
Ghost Technology, Inc.
20801 Biscayne Blvd., Suite 403
Aventura, FL 33180

> **Re: Ghost Technology, Inc.**
> **Registration Statement on Form 10**
> **Filed June 21, 2010**
> **File No. 000-31705**

Dear Mr. Gracchi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your registration statement will become effective by operation of law on August 20, 2010. Prior to that date, revise your registration statement to include audited financial statements for the fiscal year ended June 30, 2010. Refer to Article 8-08 of Regulation S-X. If you are not able to provide audited financial statements by August 20, 2010, or if you do not wish to incur the reporting obligations under Section 13(a) of the Securities Exchange Act until all of the issues raised in the comments below are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Item 1. Business

History, page 1

2.   Please disclose in this section that your prior registration under the Securities Exchange
        Act of 1934 was revoked on June 10, 2009 because of your failure to file reports required
        by the Act.

Current Status, page 1

3.   We note that you generated $60,000 in revenue in the quarter ended March 31, 2010.
        Your disclosure in the results of operations discussion on page 11 indicates this revenue
        was associated with "marketing." Please clarify here and in your results of operations
        discussion on page 11 how you generated this revenue. Also, indicate whether you
        believe you may generate additional revenue in this manner in future quarters.

Item 1A. Risk Factors, page 2

4.   We note the statement in the introductory paragraph to this section that "additional risks
        and uncertainties not presently known to us, or that we currently deem immaterial, may
        also impair our business operations or our financial condition." Please remove this
        statement. It is not appropriate to indicate that additional risk factors not included in the
        prospectus exist or that existing risks that management deem to be immaterial may, at a
        later date, be material. All material risk factors should be described in the prospectus and
        risks that are deemed to be immaterial should not be referenced.

5.   We note that your management and all but one of your directors are based in Italy.
        Please include a separate risk factor discussing the risks that it may be difficult for U.S.
        investors to bring an action against against these individuals in the United States and,
        even if they are successful in bringing such an action, they may be restricted from
        enforcing a judgment against the assets of your directors or officers. If you do not
        believe risk factor disclosure is appropriate, please tell us why in your response letter
        with the next amendment.

"If we fail to retain our key personnel…", page 6

6.   We note your reference in this risk factor to Mr. Castellazzi's conflict of interest. Please
        clarify how Mr. Castellazzi's might "favor his Italian company over Ghost." Also, please
        disclose in the risk factor how such conflicts would be resolved.

"Because our Board of Directors has acted…," page 8

7.   We note your statement in this risk factor that "we will not likely be able to timely file
        our reports with the Securities and Exchange Commission." Provide a separate risk

factor that discusses that your prior registration under the Exchange Act was revoked because of your failure to file reports required by the Act. Also, disclose the steps that you have taken to improve your internal controls to ensure that in the future you will be compliant with your reporting requirements under the Act.

"Because of our limited working capital…," page 8

8. We note the disclosure in this risk factor and in your related party disclosure on page 17 regarding your loan to Mr. Castellazzi and your possible violation of Section 13(k) of the Exchange Act. Please include a separate risk factor discussing the risks related to your possible violation of Section 13(k). You should briefly discuss Section 13(k) and the specific factual circumstances that may have resulted in a violation of that section.

Item 5. Directors and Executive Officers, page 15

9. Please specify for each director the particular experience, qualifications, attributes or skills that led your board to conclude that the individual should serve as a director. Refer to Item 401(e)(1) of Regulation S-K and Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

10. Please provide the disclosure called by Item 407(a) of Regulation S-K regarding director independence. Refer to Item 7 of Form 10.

Item 6. Executive Compensation

Compensation of Directors, page 16

11. Please put the director compensation information in tabular format. Refer to Item 402(r)(1) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 17

12. Please expand your disclosure regarding the loan to Mr. Castellazzi to discuss the business purpose of the loan. Also, we note your disclosure in this section that Mr. Castellazzi has threatened to cancel your license for the Defender software. Please add a risk factor discussing this possibility or tell us why you believe that risk factor disclosure is unnecessary. Also, we note that Mr. Castellazzi does not appear to be a party to the Defender license agreement. Tell us, therefore, the grounds on which he believes that he can cancel the license.

13. We note your disclosure on page 12 that as of June 12, 2010, you owed your officers and directors $71,500 including accrued interest, and that they could cause you to cease operations if any of them demanded payment. Please provide disclosure regarding these debts in this section. Refer to Item 404(a)(5) of Regulation S-K. Also, please add a risk

factor discussing this possibility that these officers and directors could cause you to cease operations, or tell us why you believe that risk factor disclosure is unnecessary.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 18

14.   Please state that there is currently no established public trading market for your common stock. Refer to Item 201(a) of Regulation S-K. Also, provide the disclosure required by paragraph (a)(2) of Item 201.

Item 10. Recent Sales of Unregistered Securities, page 19

15.   We note your reference in the introductory paragraph of this section to "unregistered securities previously disclosed in reports filed with the SEC." Please confirm that you disclose in this section all securities that you sold within the past three years which were not registered under the Securities Act. Refer to Item 701 of Regulation S-K. Also, for each of the transactions listed in this section, please briefly state the facts that support the exemption from registration.

Notes to Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008 and from November 12, 1999 (inception) to June 30, 2009

Note 8. Stockholders' Deficit

16.   We note that in fiscal 2008 you acquired a license agreement relating to the Defender software in a non-cash transaction through the issuance of shares of your common stock. Based on the discussion of the results of operations for fiscal 2008 on page 11, we note that you expensed the entire amount related to the fair value of this license, approximately $2.9 million. Please tell us how you determined this accounting treatment was appropriate. In this regard, as these license rights appear to constitute an intangible asset subject to the guidance under ASC 350-30, it is not clear why this amount was not capitalized.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal